1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Nauman Malik nauman.malik@dechert.com +1 202 261 3456 Direct +1 202 261 3062 Fax

July 15, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn: Asen Parachkevov

Re:	Eagle Point Credit Company LLC Registration Statement on Form N-2 File Numbers: 333-196590; 811-22974

Dear Mr. Parachkevov:

Pursuant to our correspondence on July 10, 2014, on behalf of Eagle Point Credit Company LLC, a Delaware limited liability company (the “Registrant”), enclosed please find pages from the Registrant’s registration statement on Form N-2, which update the valuations of the Registrant’s portfolio investments to June 30, 2014.

Please direct any questions concerning the enclosed to the undersigned at (202) 261-3456 or Thomas J. Friedmann at (202) 261-3313.

Very truly yours,

/s/ Nauman S. Malik